

April 19, 2013

<u>Via Mail</u>
Tom Simeo
Chief Executive Officer
Viking Investments Group, Inc.
65 Broadway, 7th Floor
New York, NY 10006

     Re: Viking Investments Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed on April 16, 2012
              File No. 001-29219

Dear Mr. Simeo:

We have reviewed your response letter dated February 27, 2013 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amending your filing as indicated in comment 1 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 4. Long-term Investment, page F-15</u>

1.   We note your response to prior comment 2. You state that you valued your investment in 566,813 shares of common stock of China Wood, Inc. at $4.00 per share (or $2,267,252 in the aggregate) based on a combination of three factors: quoted market prices in active markets, a third-party buyer repurchase guarantee, and a repurchase guarantee by Viking Nevis (your majority owner).

With respect to your reliance on quoted market prices in active markets, we note that you stated in Note 4 to your audited financial statements for the year ended December 31, 2011, that China Wood stock was illiquid. We also note, based on the trading volume information for China Wood that you supplementally provided in your response, that the trading volume was de minimis relative to China Wood's total public float and to your ownership stake. Therefore, it does not appear that you should have relied, even in part, on quoted market prices in active markets in determining the value of your investment.

With respect to your reliance on Zhikang Li's (China Wood's Chairman's) third-party buyer repurchase guarantee, we note per the Second Supplemental Agreement dated June 21, 2010 that Mr. Li's obligation is limited to "designating," or naming, a third-party buyer. In addition, the contract does not appear to provide financial recourse in the event that Mr. Li fails to designate a buyer or in the event that such a designated buyer (who has no contractual obligation to you) fails to purchase your China Wood shares. Therefore, it does not appear that Mr. Li's obligation to name a buyer provided sufficient, reliable evidence to allow you to conclude that your investment was recoverable.

With respect to your reliance on the repurchase guarantee by Viking Nevis (your majority owner) to repurchase the shares at $4.00 per share, you still have not explained to us why it was appropriate to value the shares based on this guarantee. For example, you have not substantiated Viking Nevis' financial ability to perform. Notwithstanding this lack of substantiation, we note from your disclosure in note 11 to your audited financial statements that the repurchase guarantee was not executed until April 11, 2012.

We note that China Wood is delinquent in filing required periodic reports with the SEC and has not filed financial statements or Form 8-Ks since effectiveness of its initial public offering in April 2011.

For all of these reasons, we believe that you did not have sufficient, reliable evidence to allow you to conclude that your investment in China Wood was recoverable at December 31, 2011. Accordingly, we believe you should amend your 2011 financial statements to fully impair the carrying amount of this investment.

2.	Please tell us the business purpose of the transaction in which you gave Viking Nevis 14,481,420 shares of newly issued restricted shares of your common stock in exchange for 566,813 shares of China Wood stock.

You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief